Exhibit 8.1

List of Significant Subsidiaries and Consolidated Variable Interest Entities of iHuman Inc.

Subsidiaries	Place of Incorporation
iHuman Online Limited	Hong Kong
Hongen Perfect Future (Tianjin) Investment Co., Ltd.	People’s Republic of China
Hongen Perfect (Beijing) Education Technology Development Co., Ltd.	People’s Republic of China
Consolidated Variable Interest Entity	Place of Incorporation
Tianjin Hongen Perfect Future Education Technology Co., Ltd.	People’s Republic of China
Subsidiary of Consolidated Variable Interest Entity	Place of Incorporation
Beijing Jinhongen Education Technology Co., Ltd.	People’s Republic of China